U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
001-31852
NOTIFICATION OF LATE FILING

[X] Form 10-KSB

For the Year Ended December 31, 2006

Part I Registrant Information

Full Name of Registrant: CASTLEGUARD ENERGY, INC.

Address of Principal Executive Office (Street and Number)

17768 Preston Road
Dallas, Texas 75252

Part II Rules 12b-25(a)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

Part III Narrative

      Castleguard Energy, Inc., (the Company) is unable to file its Annual Report of Form 10-K by March 31, 2007, due to potential accounting and financial reporting issues surrounding its ongoing assessment of strategic options by the Company's Board of Directors.

      The Company initiated a process nearly one year ago, working with an investment advisor, to assess options for the Company's future. Several potential courses were identified and have been pursued by the Company. No agreement has been reached, but one potential course of action is being actively pursued. The Company believes an agreement could be reached in a matter of days at which time the final preparation of year end financial statements can be concluded.

Part IV Other Information

(1) Name and telephone number of person to contact in regard to this information.

Harvey Jury	(972) 407-0058

      (2)      Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

      (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes	[ X] No

CASTLEGUARD ENERGY, INC.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2007

Castleguard Energy, Inc.

/s/ Harvey Jury
Harvey Jury
Chief Executive and Financial Officer